We wanted to let you know that we will soon distribute supplemental information relating to the stock option exchange offer. We anticipate distributing this information to you on Monday, December 3rd. As you know, the offer is currently scheduled to expire on Tuesday, December 4th. The supplemental information will, among other things, extend the offer at least until Friday, December 7th. Please read the new information carefully when you receive it. If you have any questions, please contact Mike Gardiner or Howard Kuppler as described in the offer to exchange.

You do not need to reply to this email. We simply wanted to let you know that we will soon distribute supplemental information relating to the offer and that we will extend the expiration date of the offer.